Mail Stop 3561

December 18, 2008

Yuanmei Ma
Chief Financial Officer
Zhongpin, Inc.
21 Changshe Road
Changge City, Henan Province
The People's Republic of China

Re: **Zhongpin, Inc.**
    File No. 001-33593
    Form 10-K: For the Fiscal Year Ended December 31, 2007
    Form 10-Q: For the Quarterly Period Ended September 30, 2008

Dear Ms. Ma:

We have reviewed the above referenced filings and have the following comments. We believe you should file an amended Form 10-K in response to comments six and seven and revise future filings in response to the other comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days.

Form 10-K: For the Fiscal Year Ended December 31, 2007

Selected Financial Data, page 38

1.   We note that in your 2008 quarterly reports on Form 10-Q you have begun providing operating statistics, such as tons sold and average price per ton, to better enable investors to understand the results of your operations. We believe you should also consider adding similar disclosure of key operating statistics to your disclosure of selected financial data so that investors can observe and analyze such data for your most recent five years of operations. In addition, we

believe you should consider adding to MD&A and selected financial data any other operating statistics that you believe would be useful to investors, which may include tons processed, production capacity by segment, capacity utilization, or any other statistics that would better enable investors to understand your business.

Management's Discussion and Analysis, page 39

Additional Operating Data, page 51

2.   Your financial statements are presented beginning with the most recent period on the left and older periods on the right, while your additional operating data is presented with the older periods on the left and the most recent period on the right. Please revise to present financial statements and other data consistently from left to right in the same chronological order. Refer to SAB Topic 11E.

Liquidity and Capital Resources, page 51

3.   Please revise to discuss the material factors impacting the comparability of operating cash flows in terms of cash. Citing changes in net income recorded on the accrual basis and changes in accruals affecting same do not provide readers with a sufficient basis to analyze changes in cash associated with operating activities. Refer to Section IV.B of FR-72 for guidance. Provide us with a copy of your intended revised and expanded disclosure.

4.   We note that most of your debt obligations are due on a short-term basis. Please revise your disclosure here to discuss how you plan to meet these short-term obligations.

Contractual Commitments, page 54

5.   We note that you plan to increase your production capacity through construction of new facilities and production lines. To the extent you have contractual purchase obligations related to new construction, please include such amounts in your table of contractual commitments.

Item 9A: Controls and procedures, page 56

Disclosure Controls and Procedures, page 56

6.   We note that you did not provide management's conclusion regarding the effectiveness of disclosure controls and procedures. Please amend your Form 10-K to disclose management's conclusion regarding the effectiveness of your disclosure controls and procedures. In addition, consider whether management's failure to complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report. In this regard,

should management conclude that your company's disclosure controls and procedures were effective as of December 31, 2007 please describe for us the factors that you believe support this conclusion. In particular, please explain how management considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In addition, tell us what consideration was given to Compliance and Disclosure Interpretation 115.02 -- found at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm -- which indicates that failure to file Management's Report on Internal Control over Financial Reporting rendered your annual report materially deficient and rendered your company not timely or current in its Exchange Act Reporting.

Management's Report on Internal Control over Financial Reporting, page 57

7.   We note that your management did not complete its assessment of internal control over financial reporting as of December 31, 2007. We ask that you complete your evaluation and amend your filing to provide the required management's report on internal control over financial reporting.

In completing your evaluation, you may find the following documents helpful:

- the Commission's release Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf; and

- the Commission's release Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf.

Note 2: Summary of Significant Accounting Policies

Property and Equipment, page F-13

8.   Please revise to disclose the depreciable lives of major classes of depreciable assets.

Other

9.   Please revise to provide the income tax disclosures required by SFAS 13.

10.   Please revise to provide selected quarterly financial data for each full quarter within the last two most recent fiscal years. Refer to Item 302(a) of Regulation S-K and SAB Topic 6G for guidance.

Form 10-Q: For the Quarterly Period Ended September 30, 2008

Note 11: Contingent Liabilities, page 15

11.   We note in April 2008, a subsidiary entered into a mutual guarantee agreement with Xuji Group Co., pursuant to which the subsidiary and Xuji agreed to guarantee up to $42.2 million of each other's bank loans. Please tell us and revise to disclose the business purpose for this mutual guarantee agreement and how it is accounted for.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Kuhn at 202-551-3308 or me at 202-551-3380 with any questions.

Sincerely,

Lyn Shenk
Branch Chief

Zhongpin, Inc.
December 18, 2008
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